

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 30, 2008

Via U.S. Mail

Stephen F Fisher
Executive VP- Operations and Chief Financial Officer
Entercom Communications Corp.
401 City Avenue, Suite 809
Bala Cynwyd, PA 19004

> **RE:** **Entercom Communications Corp.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed February 22, 2008**
> **Form 10-Q for the quarter ended June 30, 2008**
> **Filed on August 6, 2008**
> **File No. 1-14461**

Dear Mr. Fisher:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director